FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: JUNE 2002

6-30-02

PL

02057610

SEC Registration Number 0-11431

TASEKO MINES LIMITED
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Quarterly Financial Statements for the nine months ended June 30, 2002 with management discussion and schedules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

SHIRLEY MAIN

September 13, 2002

TASEKO MINES LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended June 30, 2002

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

TASEKO MINES LIMITED

Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	As at June 30, 2002	As at September 30, 2001
Assets		
Current assets		
Cash and equivalents	$ 86,463	$ 82,296
Amounts receivable	156,674	231,432
Supplies inventory (note 2(c))	2,370,331	2,400,000
Prepaid expenses	121,451	27,183
	2,734,919	2,740,911
Plant and equipment (note 4)	10,338,244	10,872,590
Reclamation deposits (notes 3 and 6(d)(ii))	18,579,402	17,854,892
Mineral property interests (note 5)	28,812,433	602,001
	$ 60,464,998	$ 32,070,394
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts payable and accrued liabilities (note 10)	$ 4,323,840	$ 2,928,589
Bank operating loan (note 7)	2,000,000	-
	6,323,840	2,928,589
Reclamation liability (note 4)	32,700,000	32,700,000
Preferred shares of subsidiary (note 3)	26,641,085	-
	65,664,925	35,628,589
Shareholders' equity		
Share capital (note 6)	91,725,365	87,897,199
Convertible debentures (note 6(d))	17,000,000	17,000,000
Deficit	(113,925,292)	(108,455,394)
	(5,199,927)	(3,558,195)
Continuing operations (note 1)		
Commitments (note 5)		
Subsequent event (note 6(b))		
	$ 60,464,998	$ 32,070,394

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

Robert G. Hunter
Director

Jeffrey R. Mason
Director

TASEKO MINES LIMITED

Consolidated Statement of Operations
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Nine months ended June 30, 2002	Nine months ended June 30, 2001
Revenue				
Interest and other	$ 339,203	$ 296,407	$ 563,224	$ 925,591
Expenses				
Conference and travel	10,096	9,863	20,280	70,979
Consulting	60,026	9,123	264,992	235,993
Corporation capital tax	114,425	83,288	201,488	234,176
Depreciation	177,804	178,055	534,346	536,143
Exploration (see schedule)	523,492	1,778,732	1,332,545	5,400,407
Interest and finance charges	18,244	-	469,982	-
Legal, accounting and audit	107,090	269,434	298,262	388,498
Office and administration	47,050	10,314	60,738	144,826
Refinery project (schedule)	175,363	-	1,970,627	-
Salaries and benefits	43,400	115,040	160,021	434,950
Shareholder Communication	40,263	45,289	82,671	85,205
Trust and filing	12,828	51,582	37,170	79,260
	1,330,081	2,550,720	5,433,122	7,610,437
Loss before other item	(990,878)	(2,254,313)	(4,869,898)	(6,684,846)
Write down of mineral property acquisition costs	-	-	(600,000)	-
Loss for the period	$ (990,878)	$ (2,254,313)	$ (5,469,898)	$ (6,684,846)
Loss per share	$ (0.03)	$ (0.09)	$ (0.21)	$ (0.27)
Weighted average number of common share outstanding	31,907,361	25,067,697	26,566,504	25,067,697

Consolidated Statements of Deficit
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Nine months ended June 30, 2002	Nine months ended June 30, 2001
Deficit, beginning of period	$ (108,455,394)	$ (50,293,870)
Loss for the period	(5,469,898)	(6,684,846)
Deficit, end of period	$ (113,925,292)	$ (56,978,716)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Three months ended June 30, 2002	Three months ended June 30, 2001	Nine months ended June 30, 2002	Nine months ended June 30, 2001
Cash provided by (used for)				
Operations				
Loss for the period	$ (990,878)	$ (2,254,313)	$ (5,469,898)	$ (6,684,846)
Items not involving cash				
Interest income on reclamation deposits	(326,902)	(353,165)	(549,500)	(553,165)
Common shares issued for debt settlement	840,000	-	840,000	-
Depreciation	177,804	178,055	534,346	536,143
Guarantee on bank loan	-	-	400,000	-
Acquisition premium for Gibraltar Refinery (2002) Ltd	-	-	314,330	-
Recovery of expenses on sale of Westgarde	-	-	(229,999)	-
Write down of mineral property acquisition cost	-	-	600,000	-
Changes in non-cash operating working capital				
Amounts receivable	50,807	300,946	74,758	1,568,037
Accounts payable and accrued liabilities	354,869	548,492	1,395,251	169,187
Supplies inventory	25,892	6,928	29,669	64,314
Prepaid expenses	(83,000)	18,801	(94,268)	(1,345,522)
	48,592	(1,554,256)	(2,155,311)	(6,245,852)
Investments				
Proceeds from sale of land	8,488	-	8,488	-
Financing				
Advances from Gibraltar Engineering Limited Partnership	-	-	1,849,000	-
Common shares issued for cash	-	-	302,000	-
Convertible debenture	-	-	-	8,500,000
Reclamation deposit	-	-	-	(8,500,000)
	-	-	2,151,000	-
Increase (decrease) in cash and equivalents	57,080	(1,554,256)	4,177	(6,245,852)
Cash and equivalents, beginning of period	29,383	2,000,038	82,296	6,691,634
Cash and equivalents, end of period	$ 86,463	$ 445,782	$ 86,473	$ 445,782

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Mineral Property Interests
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Nine months ended June 30, 2002			
	Prosperity	Gibraltar	Westgarde	Total
Exploration expenses				
Assays and analyses	$ 6,739	$ 44,538	$ -	$ 51,277
Equipment rentals	6,116	-	-	6,116
Geological	-	1,392	-	1,392
Mine planning	2,277	95,037	-	97,314
Site activities	699	1,405,746	-	1,406,445
Recovery of expenses on sale of Westgarde	-	-	(229,999)	(229,999)
Exploration expenses incurred during the period	15,831	1,546,713	(229,999)	1,332,545
Cumulative expenditures, beginning of period	41,523,768	6,650,814	210,976	48,385,585
Cumulative expenditures, end of period	$ 41,539,599	$ 8,197,527	$ (19,023)	$ 49,718,103

	Nine months ended June 30, 2001			
	Prosperity	Gibraltar	Westgarde	Total
Exploration expenses				
Assays and analyses	$ 87,061	$ 1,285,014	$ 10,016	$ 1,382,091
Equipment rentals	57,722	11,906	-	69,628
Geological	98,305	413,346	184,639	696,290
Mine planning	172,885	243,718	30,000	446,603
Site activities	626	2,671,736	-	2,672,362
Transportation	19,189	108,917	5,327	133,433
Exploration expenses incurred during the period	435,788	4,734,637	229,982	5,400,407
Cumulative expenditures, beginning of period	41,136,833	3,388,576	-	44,525,409
Cumulative expenditures, end of period	$ 41,572,621	$ 8,123,213	$ 229,982	$ 49,925,816

Consolidated Schedule of Refinery Project Expenses
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

Nine months ended June 30, 2002	Total
Engineering	$ 405,910
Environmental and permitting	57,998
Interest	73,289
Metallurgy	10,883
Pilot plant testwork	290,680
Support services	817,537
Acquisition premium for Gibraltar Refinery (2002) Ltd.	314,330
Cumulate expenditures, end of the period	$ 1,970,627

See accompanying notes to consolidated financial statements.

1. Continuing operations

The Company is incorporated under the Company Act (British Columbia), and its principal activities are the exploration of the Company's 100% owned Prosperity Gold-Copper Property and the operation of the Gibraltar Copper Mine, which is currently on standby care and maintenance. Both mineral properties are located in south central British Columbia, Canada, near the City of Williams Lake. On October 16, 2001 the Company acquired the Harmony Gold Property, an exploration property located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

The Company's continuing operations and the underlying value and recoverability of the amounts shown for the Prosperity and Harmony mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves in those properties, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Gibraltar Mine mineral property interest and related plant and equipment and supplies inventory is dependent upon the ability of the Company to obtain the necessary financing to re-start operations of the mine, should copper prices and other factors warrant it, and upon future profitable production or proceeds from the disposition of the mine.

These financial statements are prepared on the basis that the Company will continue as a going concern. At June 30, 2002, the Company has a working capital deficiency of $3.59 million and has recorded significant losses in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2. Significant accounting policies

(a) Basis of presentation and consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Taseko Resources Inc., Concentrated Exploration Ltd. (note 5(e)), Concentrated Exploration 2000 Ltd. (note 5(e)) and Gibraltar Mines Ltd. (note 3), its 70% owned subsidiary Cuisson Lake Mines Ltd. (note 5(b)), its interest in Gibraltar Engineering Services Limited Partnership ("GESL Partnership") (note 5(b)) and Revelation Exploration Limited Partnership (note 5(d)). All significant intercompany accounts and transactions have been eliminated.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

2. Significant accounting policies (continued)

(c) Supplies inventory

Supplies inventory, which was adjusted at September 30, 2001, is reported at net realizable value.

(d) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment using the straight line basis at annual rates ranging from 2.64% to 33%, except for the solvent extraction/electrowinning plant and equipment included in Gibraltar Mine plant and equipment (note 4), which are depreciated on a straight line basis at rates from 20% to 50% per annum.

(e) Mineral property interests

The Company defers mineral property acquisition costs on a property by property basis. Exploration expenditures and option payments incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination or to increase production or to extend the life of existing production are capitalized, except as noted below. These acquisition costs and deferred development expenditures will be amortized and depreciated over the estimated life of the property, or written off to operations if the properties are abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the care and maintenance period at the Gibraltar Mine, are expensed as incurred (note 5(b)).

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair value of shares issued to date relating to acquisition costs, less write-downs (note 5), but does not necessarily reflect present or future values.

Costs related to the feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the process will be capitalized and amortized over the life of the plant.

Administrative expenditures are expensed as incurred.

(f) Share capital

Common shares issued for non-monetary consideration are recorded at fair value based upon the trading price of the shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

2. Significant accounting policies (continued)

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(g) Share purchase option compensation plan

The Company has a share purchase option compensation plan, which is described in Note 6(e). No compensation expense is recognized for this plan when stock options are granted. Any consideration paid on exercise of stock options is credited to share capital.

(h) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(i) Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on basic loss per share is anti-dilutive.

(j) Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity. The fair value of the convertible debentures is not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. In addition, it is not practicable to determine the fair values of the amounts payable to/from related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments. Accordingly, details of the terms of these financial instruments are disclosed in the notes to the financial statements.

(k) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment, if any, of mineral property interests and plant and equipment, the balance of reclamation liability and rates for depreciation. Actual results could differ from those estimates.

(Expressed in Canadian dollars)

2. Significant accounting policies (continued)

(l) Segment disclosures

The Company operates in a single segment, being exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

3. Business acquisition

Harmony Gold

Effective October 16, 2001, Gibraltar Mines Ltd. completed the acquisition of the Harmony Gold Property and related assets from Misty Mountain Gold Limited ("Misty Mountain"), a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar Mines Ltd. and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Property.

As this acquisition is a related party transaction not in the normal course of business, that is not the culmination of the earnings process, the acquisition has been recorded by the Company at Misty Mountain's book value:

Assets acquired		**Amount**
Land	$	8,488
Reclamation bond		175,000
Mineral property interests		28,810,433
	$	28,993,921
Consideration given		
Cash	$	2,230,000
Preferred tracking shares of Gibraltar Mines Ltd. (12,483,916 shares)		26,641,085
Common shares issued to dissenting shareholder		122,836
	$	28,993,921

The tracking preferred shares issued to Misty Mountain (now called Continental Minerals Corporation) have a paid up amount for tax purposes of Cdn $62.77 million and are redeemable for common shares of the Company upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of the Company starting at $3.39 and escalating by $0.25 per year. If a realization event does not occur within ten years, the tracking preferred shares shall be redeemable for the common shares of the Company at a deemed price of the greater of the average 20 day trading price of the common shares of the Company and $10.00 per Misty Mountain share, being approximately 50% of the all time trading high of the Company. The common shares to be issued to Misty Mountain on realization event will in turn be distributed pro-rata after adjustment for any taxes, to the holders of the redeemable preferred shares.

In connection with this acquisition, the Company sold its interest in the Westgarde property to Misty Mountain for $230,000 cash and exchanged its 5% net profits interest in the Harmony Project for a 1% working interest in the Company's Prosperity Property held by a limited partnership beneficially controlled by Misty Mountain. Taseko exchanged its 5% net profits interest in the Harmony Project, valued at $600,000 for a 1% working interest in Taseko's Prosperity Project, valued at $600,000. The Company undertook a bank loan in the amount of $2,000,000, which was fully secured by a company owned and controlled by one of the directors of Taseko. In consideration of providing the security the Company issued 606,061 common shares with a deemed value of $400,000.

(Expressed in Canadian dollars)

4. Property, plant and equipment

Prosperity Property Equipment	Cost December 31, 2002 and September 30, 2001	Accumulated depreciation (note 2(d))	Net book value June 30, 2002	Net book value September 30, 2001
Field	$ 11,879	$ 8,901	$ 2,978	$ 3,504
Computer and office	15,172	12,915	2,257	2,655
Total Prosperity Property	$ 27,051	$ 21,816	$ 5,235	$ 6,159

Harmony Property	Cost December 31, 2001	Net book value June 30, 2002	Net book value September 30, 2001
Land	$ 8,488	$ -	$ -

Gibraltar Mine Plant and Equipment	Cost December 31, 2001 and September 31, 2001	Accumulated depreciation (note 2(d))	Net book value June 30, 2002	Net book value September 30, 2001
Buildings and equipment	$ 5,931,580	$ 320,718	$ 5,610,862	$ 5,666,965
Mine equipment	5,454,001	1,474,427	3,979,574	4,331,248
Plant and equipment	1,015,303	409,363	605,940	703,579
Vehicles	152,854	64,887	87,968	103,444
Computer equipment	101,162	52,486	48,665	61,195
Total Gibraltar Mine	$ 12,654,900	$ 2,321,881	$ 10,333,009	$ 10,866,431
Total plant and equipment	$ 12,690,439	$ 2,343,237	$ 10,338,244	$ 10,872,590

As part of the acquisition of the Gibraltar Mine in 1999, the Company pledged the Gibraltar Mine plant and equipment as well as reclamation deposits of $18.4 million as security for the environmental liability of $32.7 million assumed as part of the acquisition.

5. Mineral property interests

	June 30, 2002	September 30, 2001
Prosperity Gold-Copper Property (note 5(a))	$ 1,000	$ 1,000
Gibraltar Copper Mine (note 5(b))	1,000	1,000
Harmony Gold Property (note 5(c))	28,810,433	600,000
Westgarde Property (note 5(d))	-	1
	$ 28,812,433	$ 602,001

(Expressed in Canadian dollars)

5. Mineral property interests (continued)

(a) Prosperity Gold-Copper Property

At June 30, 2002, the Company owns 100% of the Prosperity Gold-Copper Property, located in the Clinton Mining Division, British Columbia, Canada, which was acquired prior to 1995 for total cash and share consideration of $28,660,010. During fiscal 1998, the Company entered into an agreement that allowed a party to earn a 9% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 1999 (note 5(e)). During fiscal 1999, the Company entered into an agreement that allowed a party to earn up to a 5% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 2000 (note 5(e)), and entered into an agreement that allowed an exploration limited partnership controlled by Misty Mountain Gold Limited ("Misty Mountain") (now called Continental Minerals Corporation), a public company with certain directors and officers in common with the Company, to earn a 1% working interest in the property for $600,001, which was reacquired during the three months ended December 31, 2001 (note 3).

During fiscal 2001, consistent with the Company's accounting policy, the Prosperity project was written down to $1,000 to reflect the extended depressed conditions in the metal markets, and the Company's intention to defer work on the project pending a strong recovery of metal prices. The working interest, previously held by Misty Mountain was written down when it was reacquired.

(b) Gibraltar Copper Mine

On July 21, 1999, the Company acquired 100% of the Gibraltar Copper mine mineral property, located near Williams Lake, British Columbia, Canada, for $3,324,844 (note 3). This included 100% of NGMT Resources Limited and 70% of the shares of Cuisson Lake Mines Ltd., companies with mineral property interests within the Gibraltar mine property. The Company subsequently entered into an agreement whereby a party purchased a 7.5% interest in the Gibraltar mine for $352,500, which was subsequently reacquired in fiscal 2000 (note 5(e)). As part of its operating permits, Gibraltar Mines Ltd. has agreed to incur a total of $4,000,000 on reclamation and environmental programs during the six year period July 1999 to July 2005, of which $2,131,650 was incurred to June 30, 2002.

In fiscal 2001, Gibraltar Mines Ltd., GESL Partnership and Cominco Engineering Services Ltd. ("CESL") concluded a Memorandum of Agreement ("MOA") to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar mine. The parties initially agreed to complete a $2.7 million detailed investigation of the feasibility of the refinery, including the production and bulk testing of six tonnes of concentrate through CESL's existing pilot plant. CESL and GESL Partnership were each responsible for funding 50% of these evaluation costs.

GESL Partnership is a limited partnership formed under the laws of British Columbia, which commenced business on October 1, 2000. The Company is a limited partner of the GESL Partnership. The principal business activity of the GESL Partnership is to conduct an integrated engineering and contract services business. It has implemented a defined work program, the results of which will contribute to a final determination of the feasibility of commercializing a hydrometallurgical technology developed by CESL for extracting copper from concentrates in a proposed refinery to be located at the Gibraltar mine.

(Expressed in Canadian dollars)

5. Mineral property interests (continued)

Upon completion of the defined work program, the GESL Partnership will have the right, subject to obtaining further financing and by mutual agreement between Gibraltar Mines Ltd. and CESL, to implement and supervise an expanded bulk sampling program in 2002, if required, for a further fee at industry standard rates. In addition, upon completion of the defined work program, the GESL Partnership will have the right, in the event that a final decision is made to proceed with the construction of the Gibraltar refinery, to provide necessary engineering services relating to a start-up of operations at the Gibraltar mine, and for the final design, tendering, procurement and construction of the Gibraltar refinery, as well as the right to become contract operator of the Gibraltar mine, the Gibraltar mine concentrator and the Gibraltar refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions.

If Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar refinery, the GESL Partnership has the right to construct, own and operate a refinery utilizing the CESL technology at the Gibraltar mine site, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology. In addition, if Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar refinery, the GESL Partnership has the right, until July 1, 2006, to provide engineering and contract operation services, to Gibraltar Mines Ltd. or any other party, for the construction and operation of a refinery using the CESL technology on the Gibraltar property subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology.

To June 30, 2002, the GESL Partnership including expenses originally contemplated under the MOA, incurred project costs of $5,228,239 (September 30, 2001 - $3,571,942), excluding the premium on acquisition of Gibraltar Refinery (2002) Ltd. Expenses incurred in excess of the amounts agreed to in the original MOA were borne entirely by Taseko.

The Company has retained Procorp Services Limited Partnership ("Procorp") of Vancouver, British Columbia to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp includes an initial payment of US$900,000 for services rendered in fiscal 2001 and 2002 and a second payment of US$900,000 upon successful recommencement of commercial production of the Gibraltar mine. In addition, the Company agrees, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar mine.

The Gibraltar Mine has been on care and maintenance since being acquired July 21, 1999. Due to the continued uncertainty as to start-up and the extended cycle of depressed metal prices, the Company has written down the mineral property interest acquisition costs of $5,936,568 to $1,000 during fiscal 2001.

(c) Harmony Gold Property (see note 3 Business Acquisition)

In February 1999, the Company acquired a 5% net profits royalty on the Harmony Gold Property located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, Canada, for $600,000, and purchased for $1, an exclusive farmout right to earn up to a 10% working interest in the Harmony Property, by expending $600,000 for each 1% working interest prior to January 1, 2001. The Harmony Gold Property was owned by Misty Mountain, a public British Columbia company with certain common directors and officers with the Company. During fiscal 2001, the Company allowed this working interest option to expire, unexercised.

(Expressed in Canadian dollars)

5. Mineral property interests (continued)

(d) Westgarde Property

The Westgarde Property consists of 27 contiguous mineral claims, that contain a copper prospect, covering an area of 6000 hectares located 63 kilometres south of Smithers in west-central British Columbia.

Revelation Exploration Limited Partnership ("Revelation"), of which Gibraltar Mines Ltd. is the limited partner, arranged for the staking of 13 claims and signed an option agreement dated December 7, 2000, on behalf of Gibraltar Mines Ltd. whereby Revelation may earn a 100% interest in 14 claims known as the Star and CL claims (together the Westgarde Property). In order for the option to be exercised, cash payments totaling $870,000, plus share issuances of total value of not less than $1,290,000 must be made on or before January 1, 2010. An initial cash payment of $30,000 was paid on December 7, 2000. During fiscal 2002, the Property, including the Star and CL claims were sold to Misty Mountain for $230,000 (note 3).

(e) Farm-out, joint venture and acquisition agreements

In February 1999, the Company entered into a farm-out agreement with Concentrated Exploration 1999 Limited Partnership ("CELP99"), whereby CELP99 could earn up to a 5% working interest in the Prosperity Property project on the basis of a 1.5% working interest for each $900,000 expended. Pursuant to a July 1999 acquisition and joint venture agreement, CELP99 purchased a 7.5% interest in the Gibraltar mineral lands for $352,500 by way of a note receivable due July 31, 2001 that bore interest at 8% per annum ($4,713 accrued to September 30, 1999 for a total note and interest receivable of $357,213), and agreed to use reasonable efforts to expend up to $4.5 million on the Gibraltar Project by January 31, 2000. CELP99 was a private B.C.-based resource exploration limited partnership that raised approximately $4.7 million for the purposes of incurring exploration expenditures on the Company's Prosperity and Gibraltar mining projects. The Company had a call right to repurchase both of CELP99's Prosperity and Gibraltar working interests by issuing shares of the Company for CELP99's investment in each project, at 122% and 135% of the earn-in expenditures of the respective projects. Included in amounts receivable at September 30, 1999 was $2.3 million from CELP 99 which was interim bridge financing of trade payables pertaining to work undertaken on the Prosperity and Gibraltar projects. This amount bore interest at 8% per annum and was received during fiscal 2000.

On January 31, 2000, the Company reached an agreement with CELP99 whereby the Company made a takeover bid offer to acquire, for Taseko shares, all of the shares of CELP99's subsidiary, Concentrated Exploration 2000 Ltd. ("CEL2000") for $5,484,574, which had acquired the 7.5% interest in the Gibraltar mineral lands owned by CELP99 and the 3.61% working interest in the Prosperity mineral property earned by CELP99. In February 2000, the Company issued 2,492,988 common shares at a value of $2.20 per share to CELP99 to complete the acquisition. In addition to the Prosperity and Gibraltar property interests, CEL2000 had working capital deficiency of $661,624, which included cash of $52,456, and held 34,620 common shares of the Company, at the time of completion.

In January 2002, the Company had agreed to acquire the shares of Gibraltar Refinery (2002) Ltd. and Gibraltar Refinery (2002) No. 2 Ltd. which, following the completion of a share exchange takeover bid by these companies, will own all of the limited partnership units of Gibraltar Engineering Services Ltd. partnership (GESL partnership). In 2001, the GESL Partnership successfully completed a private placement of units for total proceeds of $1.85 million. A further $3 million of expenditures were incurred by the GESL partnership which was financed by a separate partnership, GESL Refinery Process Partnership. If secure financing is not obtained, the Company will acquire the benefits of a going concern business with the intent of carrying on future projects and undertaking further business activities. In February 2002, the Company issued 4,916,659 common shares at a value of $0.44 per share to complete the acquisition.

(Expressed in Canadian dollars)

6. Share capital

(a) Authorized share capital of the Company consists of 100,000,000 common shares without par value.

(b) Issued and outstanding

	Number of Shares	Amount
Balance, September 30, 2000 and 2001	25,067,697	$ 87,973,363
Less 34,620 shares of the Company held by CEL2000 (note 5(e))		(76,164)
Balance, September 30, 2000 and 2001	25,067,697	87,897,199
Issued during the period for $1.07 per share	114,800	122,836
Business acquisition loan guarantee at $0.66 per share	606,061	400,000
Private placement at $0.47 per share	276,596	130,000
Private placement at $0.40 per share	375,000	150,000
Shares issued for the acquisition of Gibraltar Refinery (2002) Ltd. at $0.44	4,916,659	2,163,330
Share issue costs	50,000	22,000
Shares issued for debt settlement at $0.40 per share	2,100,000	840,000
Balance, June 30, 2002	33,506,813	$ 91,725,365

In late August 2002, the Company completed a $207,425 financing to privately place 414,850 units at a price of $0.50 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised one common share and a common share purchase warrant exercisable at $0.55 for sixteen months. The warrants are subject to an accelerated expiry of 45 days, if, after the regulatory four month hold period, the Company's shares trade on the TSX Venture Exchange for ten consecutive days at or above $0.83.

(c) Debt settlement with shares

In March, 2002, the Company announced, to privately place, with arm's-length creditors of the Company, a total of 2.1 million shares to settle approximately $840,000 of Taseko's current liabilities. The Company received the TSX Venture Exchange approval and on April 4, 2002, the shares were issued.

(d) Convertible debentures

	June 30, 2002	September 30, 2001
Convertible debentures	$17,000,000	$ 17,000,000
Price per common share of the unexercised conversion right	$ 3.64	$ 3.64
Number of common shares potentially issuable under unexercised conversion right	4,670,330	4,670,330

(i) On July 21, 1999, in connection with the acquisition of the Gibraltar Mine, the Company issued a $17 million interest-free debenture to Boliden Westmin (Canada) Limited ("BWCL") which is due on July 21, 2009, but is convertible into common shares of the Company for a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter (at July 21, 2002, the conversion price escalates to $3.89 per share). BWCL's purchase of the convertible debenture was payable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert any or all of the debentures into fully paid

(Expressed in Canadian dollars)

6. Share capital (continued)

common shares of the Company from year one to ten. From the commencement of the sixth year to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then prevailing market price. Since the Company has the ability and intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company has the right to settle the debentures with cash, it has been included as a separate component of shareholders' equity on the balance sheet.

(ii) In connection with the acquisition of the Gibraltar Mine assets from BWCL, the Company agreed to and did place the $8,500,000 debenture payment received on December 29, 2000 as a reclamation deposit, to replace an $8,500,000 letter of credit previously posted by BWCL. At June 30, 2002, the Company has a total of $18.4 million, including accrued interest, as reclamation deposits on the Gibraltar Mine.

(e) Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 4,440,000 share purchase options, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the CDNX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, they terminate at the earlier of one year after the event or the expiry of the options. Vesting of options is done at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	For the quarter ended June 30, 2002		For the year ended September 30, 2001		September 30, 2000	
	Number of shares	Average Price	Number of shares	Average Price	Number of shares	Average Price
Opening balance	657,000	$ 1.56	2,242,500	$ 2.31	1,931,500	$ 2.43
Granted during the period	4,250,000	0.50	218,500	1.07	351,500	1.88
Expired/cancelled during period	(582,000)	1.82	(1,804,000)	2.43	(40,500)	2.39
Closing balance	4,325,000	$ 0.50	657,000	$ 1.56	2,242,500	$ 2.31
Contractual remaining life in years		1.76		1.21		1.79
Range of exercise prices	$0.50		$1.65-3.64		$1.65-$3.64	

On December 24, 2001, the Company repriced 195,000 share purchase options with an average price of $1.32 per share to $0.50 per share. On May 22, 2002, the expiry date was changed on 35,000 of the 195,000 share purchase options from September 27, 2002 to September 24, 2004. The expiry dates on the remaining share purchase options remain unchanged.

(Expressed in Canadian dollars)

6. **Share capital (continued)**

On May 22, 2002, the Company repriced 15,000 share purchase options from $1.24 to $0.50 and changed the expiry date from December 2, 2003 to September 24, 2004. On December 24, 2001 the Company repriced 72,500 share purchase options from $1.01 to $0.50 and the expiry date changed from June 11, 2003 to September 24, 2004.

(f) Share purchase warrants

The continuity of share purchase warrants is as follows:

Expiry dates	Exercise prices	Outstanding September 30, 2001	Issued	Expired	Outstanding June 30, 2002
March 3, 2002	$1.30	138,089	--	(138,089)	--
March 3, 2002	$2.35	407,877	--	(407,877)	--
December 31, 2000/01	$1.20/$1.38	1,245,000	--	(1,245,000)	--
October 19, 2003	$0.58	--	276,596	--	276,596
January 8, 2006	$0.40	--	375,000	--	375,000
		1,790,966	651,596	(1,790,966)	651,596

Expiry dates	Exercise prices	Outstanding September 30, 2000	Issued	Expired	Outstanding September 30, 2001
March 3, 2002(i)	$1.30	138,089	--	--	138,089
March 3, 2001/02(ii)	$2.04/$2.35	407,877	--	--	407,877
December 31, 2000/01	$1.20/$1.38	1,245,000	--	--	1,245,000
		1,790,966	--	--	1,790,966

(i) During fiscal 2000, the exercise price of 138,089 share purchase warrants expiring on March 3, 2001 was reduced from $2.35 to $1.30 and the expiry date was extended to March 3, 2002.

(ii) During fiscal 2000, the expiry date for 444,877 share purchase warrants expiring on March 3, 2001 was extended to March 3, 2002.

7. **Bank operating loan**

The Company has a $2 million bank operating line of credit with a Canadian chartered bank at an interest rate of prime, with no fixed repayment terms on September 26, 2001. A private company affiliated with a director provided a fully collateralized guarantee.

8. **Income taxes**

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected B.C. statutory corporate income tax recovery relates to losses not recognized.

(Expressed in Canadian dollars)

8. Income taxes (continued)

As at September 30, 2001, the tax effect of the significant components within the Company's future tax assets are as follows:

Resource pools	$ 7,041,000
Loss carry forwards	4,452,000
Other tax pools	864,000
Subtotal	13,357,000
Valuation allowance	(13,357,000)
Net future income tax asset (liability)	$ --

At September 30, 2001, the Company had available losses for income tax purposes in Canada totaling approximately $12.5 million, expiring at various times from 2002 to 2008, and at June 30, 2002 the Company has approximately $100 million of tax pools that may be available to reduce future taxable income.

9. Supplementary cash flow disclosures

In addition to the non-cash financing and investing activities disclosed in note 3 with respect to the acquisition of the Harmony Gold Property, the Company's non-cash financing and investing activities were as follows:

	June 30, 2002	September 30, 2001	September 30, 2000
Business acquisition (note 3)	$ (28,993,921)	$ --	$ (5,484,574)
Notes receivable proceeds used to redeem preferred shares of subsidiary	--	--	19,000,000
	$ (28,993,921)	$ --	$ 13,515,426

	June 30, 2002	September 30, 2001	September 30, 2000
Supplemental cash flow information			
Cash paid during the period for			
Interest	$ 21,575	$ --	$ --
Taxes	$ --	$ 150,888	$ 94,836

(Expressed in Canadian dollars)

10. Related party transactions and balances

		June 30, 2002		September 30, 2001
Hunter Dickinson Inc.				
Services rendered to the Company and its subsidiaries and reimbursement of third party expenses (a)	$	290,661	$	768,710
Services rendered to GESL Partnership (b)	$	1,656,297	$	3,571,942

		June 30, 2002		September 30, 2001
Balances payable (c)				
Hunter Dickinson Inc.	$	(2,667,353)	$	(1,283,779)

(a) Hunter Dickinson Inc. is a private company with certain common directors that provides geological, corporate development, administrative and management services on a full cost recovery to the Company and its subsidiaries pursuant to an agreement dated December 31, 1996.

(b) During fiscal 2001, Hunter Dickinson Inc. provided engineering and other services to the GESL Partnership at industry standard rates (note 5(b)).

(c) The balances payable are non-interest bearing and due on demand, and are included in amounts receivable or accounts payable and accrued liabilities respectively.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
TASEKO MINES LIMITED	JUNE 30, 2002	2002	SEPT	06

ISSUER ADDRESS				
1020 – 800 WEST PENDER STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8092	604-684-6365

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
BILL CAUGHILL	CONTROLLER	604-684-6365

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
billc@hdgold.com	www.hdgold.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
Robert G. Hunter	ROBERT G. HUNTER	2002	SEPT	06
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
J. R. Mason	JEFFREY R. MASON	2002	SEPT	06

TASEKO MINES LIMITED
QUARTERLY REPORT
JUNE 30, 2002

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs: See Consolidated Statements of Mineral Property Interests.

2. Related party transactions: See Schedule A, note 9.

3. Summary of securities issued and options granted during the quarter:

   (a) Summary of securities (common shares) issued during the quarter

Date of Issue	Type of Security	Type of Issue	Number of Shares	Exercise Price ($)	Amount ($)
April 4, 2002	Common	Debt settlement	2,100,000	0.40	840,000

   (b) Summary of stock options granted during the period:

Name of Optionee/Type	Date of Grant	Number of Shares	Exercise Price ($)	Expiry Date
David J. Copeland	May 24, 2002	400,000	0.50	September 24, 2004
Scott D. Cousens	May 24, 2002	400,000	0.50	September 24, 2004
Robert A. Dickinson	May 24, 2002	400,000	0.50	September 24, 2004
Robert G. Hunter	May 24, 2002	400,000	0.50	September 24, 2004
Jeffrey R. Mason	May 24, 2002	400,000	0.50	September 24, 2004
Ronald W. Thiessen	May 24, 2002	400,000	0.50	September 24, 2004
T. Barry Coughlan	May 24, 2002	30,000	0.50	September 24, 2004
Employees	May 24, 2002	1,635,000	0.50	September 24, 2004

4. Summary of securities as at the end of the period:

   (a) Authorized capital: 100,000,000 common shares without par value

   (b) Shares issued: 33,506,813 common shares without par value

   (c) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($)	Expiry Date
Options	80,000	0.50	August 12, 2002
Options	100,000	0.50	September 27, 2002
Options	50,000	0.50	June 11, 2003
Options	30,000	0.5	June 26, 2003
Options	4,065,000	0.50	September 24, 2004
Warrants	276,596	0.58	October 19, 2003
Warrants	375,000	0.40	January 8, 2006
Convertible debenture	4,670,330	3.64	July 21, 2009

(d) Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

5. List of directors: David J. Copeland, Scott D. Cousens, T. Barry Coughlan, Robert A. Dickinson, Robert G. Hunter, Jeffrey R. Mason, Ronald W. Thiessen

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Taseko Mines Limited is a mineral exploration and mining company with projects in British Columbia, Canada. The Company's main mineral holdings are the Gibraltar mine, a 35,000 tonnes per day copper mine and mill complex that is currently on stand-by, and two advanced exploration stage projects: the Prosperity gold-copper project and the Harmony gold project.

The Company is currently focusing its resources on Gibraltar which, because of established mine plant and equipment, has the greatest potential for near-term feasible operations. Accordingly, activities by the Company during fiscal 2002 have been directed toward maintaining the Gibraltar mine site on stand-by and advancing engineering studies of a copper refinery that would lower Gibraltar's cost of copper production. Care and maintenance activities at the Gibraltar site include site reclamation, monitoring and maintenance of tailings pond and plant facilities, and ongoing water treatment and environmental work and administration.

The work on the copper refinery has been undertaken under a Memorandum of Agreement ("MOA") between Taseko subsidiary Gibraltar Mines Ltd. ("Gibraltar") and Cominco Engineering Services Ltd. ("CESL"). CESL developed the hydrometallurgical process on which the refinery is based. The MOA defined management and funding arrangements for the work plan and, upon satisfactory results and receipt of requisite approvals, the project requirements for management, construction, commissioning and operation of a refinery at the Gibraltar mine site.

Feasibility-level work for the refinery was carried out in 2001 under the direction of Gibraltar Engineering Services Limited ("GESL") Partnership for Gibraltar and CESL. More details on the work and results of the refinery studies were provided in the Company's 2001 year-end and 2002 first and second quarter reports. In the first fiscal quarter of 2002, Gibraltar and CESL also agreed to extend the execution of a development agreement under the Gibraltar/CESL MOA from December 31, 2001 to July 1, 2002. As of the date of this report, no decision has been made.

Market Trends

As global economic conditions improved in early 2002, copper prices also increased to US$0.75/lb during June and July. As copper supplies remained high at mid-year, the copper price has dropped to below US$0.70/lb in August. However, market analysts are forecasting prices of US$0.90/lb or more over the period of 2003-2006.

Market conditions for gold have improved in 2002. Gold has traded at more than US$300/oz since May, and has reached as high as US$320/oz in June and July. Some market analysts have forecast that prices will rise to as high as US$340/oz by the end of the year.

Financial Position

As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko received funding pursuant to a $17 million non-interest bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. Due to the convertibility to common shares at the holder's or Taseko's option, the $17 million Gibraltar debenture is classified in the equity rather than debt accounts of Taseko's balance sheet.

The asset shown as reclamation deposits totalling 18.6 million, including interest, is to be used at a later date for reclamation purposes at Gibraltar and Harmony.

The reclamation liability is $32.7 million and is secured by reclamation deposits and plant and equipment. The liability shown as preferred shares of subsidiary is the estimated value of 12,483,916 tracking preferred shares of Gibraltar Mines Ltd. that was part of the cost to acquire the Harmony gold project from Misty Mountain Gold Ltd. The tracking preferred shares are designed to track and capture the value of the Harmony gold property and will be convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony gold property.

At the annual shareholders' meeting in late March 2002, Taseko management received shareholders' authority to issue up to 50 million shares, such shares to be issued for cash, property (including debt settlements) and services. On March 28, 2002 the Company announced that it had agreed to privately place 2.1 million shares with arm's length creditors in order to settle $840,000 of liabilities, and received approval from the TSX Venture Exchange prior to the end of the quarter. This settlement was completed during the third quarter of fiscal 2002.

At the end of August 2002, the Company completed a $207,425 financing to privately place 414,850 units at a price of $0.50 per unit with sophisticated investors and institutions outside of Canada. Each unit is comprised one common share and a common share purchase warrant exercisable at $0.55 for sixteen months. The warrants are subject to an accelerated expiry of 45 days if the Company's shares after the regulatory 4 month hold period and trade on the TSX Venture Exchange for ten consecutive days at or above $0.83.

At June 30, 2002, Taseko has a working capital deficiency of $3.59 million (Q2 – 2002, $3.3 million deficiency) 33,506,813 issued and outstanding common shares at the end of the third quarter.

Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to ensure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.

Results of Operations

In the first nine months of the 2002 fiscal year, Taseko received $551,224 in revenue as compared to $224,021 in the first six months and $925,591 in the same period in fiscal 2001. In the second quarter, the Company adjusted revenue downwards to reflect a lower than anticipated yield on funds held on deposit for reclamation purposes.

Expenditures in the first nine months of fiscal 2002 were $5.4 million, a significant decrease from the $7.6 million spent in same period in fiscal 2001. Expenditures on legal accounting and audit and salaries and benefits have decreased in the year to date, but the most significant change is the decrease in exploration expenditures in fiscal 2002 ($1.33 million) from the same period last year ($5.4 million). In fiscal 2002 there have been only minor expenditures on the Prosperity Project (2002 - $15,831; 2001 – $435,788), and costs at Gibraltar have decreased (2002 – $1.55 million; 2001 - $4.73 million). The decrease in 2002 is offset, in part, by expenditures ($1.97 million) on the Refinery Project (see details below).

The Company's loss before other items for the three-month period ending June 30, 2002 is $990,878, a decrease from $1.8 million in the previous quarter. The Company's expenditures in the three months were $1.32 million, compared to $1.66 million in the previous quarter. The main expenditures during the quarter were on exploration - for care and maintenance expenses at Gibraltar, depreciation, corporate capital tax, and testwork and feasibility-level engineering studies related to the Refinery Project.

Exploration expenditures in the third quarter ($523,492) decreased slightly from the prior quarter ($552,959). The expenditures on Gibraltar are largely site activities associated with care and maintenance of the plant and site facilities, and reclamation work. These care and maintenance costs have dropped to less than $0.2 million per month in fiscal 2002 because of reduced activity associated with the refinery study. Care and maintenance expenditures will continue as long as the mine is on standby.

The breakdown of exploration expenditures in the third quarter by property is $519,756 on Gibraltar (March 31, 2002 – $550,443), $3,736 on Prosperity (March 31, 2002 - $2,516), and as shown are similar to the prior quarter. Expenditures to date on Harmony are negligible as no activity is taking place at site while the Company focuses on Gibraltar.

The expenditures on the Refinery Project in the quarter ended June 30, 2002 are $0.175 million as compared to $0.52 million in the previous quarter. In the nine months to June 30, 2002, the main costs were for engineering ($0.41 million), support services ($0.82 million) that include financing activities and engineering work to assess the results of the feasibility level programs, pilot plant testwork ($0.29 million) and a premium ($0.3 million) paid to acquire Gibraltar Refinery (2002) Ltd. in the second quarter.
The highest administrative expenses during the quarter were depreciation ($177,804), comparable to the previous quarter ($178,266) and corporate capital tax ($114,425), which increased substantially from the prior three-month period ($87,063). Legal, accounting and audit costs also showed a significant increase in the current period over the prior quarter (June 30, 2002 – $107,090; March 31, 2002 – $49,463) but is much less than in the same quarter in fiscal 2001. Consulting fees have decreased to $60,026 compared to $123,716 in the second quarter. These professional fees relate to assistance with financing for the Gibraltar refinery. Interest and financing charges have decreased from $418,354 in the first quarter to $33,384 in the second quarter and $39,628 in the third quarter. Ongoing financing costs are related primarily to bank interest.

Related Party Transactions
Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia carries out investor relations, geological, corporate development, administrative and other management activities for the Company pursuant to a December 1996 agreement. In the quarter ended June 30, 2002, Taseko and its subsidiaries paid $96,917 to HDI for services rendered as compared to $70,276 in the previous quarter. Additional services by HDI to the GESL Partnership that directs feasibility-level engineering studies for the Gibraltar refinery on behalf of the Gibraltar/CESL joint venture were $0.175 million, compared to $0.52 million in the previous quarter.

Limited Partnership Financing Structures

In order to seek financing for refinery feasibility and other exploration work at Gibraltar, Taseko sponsored the formation of two limited partnerships, in which the Company was the initial sole limited partner, as financing vehicles separate from their independent corporate general partner. The Gibraltar Engineering Services Limited Partnership ("GESL Partnership") was formed to conduct engineering and contract operation service support for the CESL hydrometallurgical copper refinery process to be potentially used at Gibraltar and possibly, other similar copper deposits in British Columbia, owned by third parties, but which also produce copper in concentrate.

Taseko also retains Procorp Services Limited Partnership ("Procorp") of Vancouver, British Columbia to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp included an initial December 2000 payment of US$900,000 for services rendered in 2001 and 2002, and a second payment of US$900,000 to be paid upon successful recommencement of commercial production of the Gibraltar mine. In addition, the Company agrees, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar mine. As part of its services, Procorp structured an agreement in principle for the Company with two limited partnerships, including the GESL Partnership, to advance the hydrometallurgical process developed by CESL and its commercial application.

Partnership business expenses are shown in the Consolidated Schedule of Refinery Project Expenses. As previously disclosed, \$4.85 million was expended on the Gibraltar Refinery Project in fiscal 2001 and in the 3 months ended December 31, 2001. This amount represents work carried out by personnel at Taseko, Gibraltar, HDI and third party contractors retained by the GESL Partnership and billed by all those parties to the GESL Partnership. Of this work, \$1.85 million was actually funded by the GESL Partnership investors as of December 31, 2001 and the balance by HDI, which is owed the funds at that date by Hunter Dickinson Group Inc., which currently has an investment in the GESL Refinery Process ("GRP") Partnership, and effectively owns the remaining outstanding units of the GESL Partnership. As at June 30, 2002, the Company has incurred accumulated expenditures of \$5.54 million for the Refinery Project, compared to \$5.36 million at March 31, 2002. The GRP Partnership has until December 30, 2002 to locate the required additional funding. Further details of this financing arrangement are described in the report for the quarter ended March 31, 2002.

TASEKO MINES LIMITED
Corporate Directory

Officers

Robert G. Hunter
Co-Chairman
Robert A. Dickinson
Co-Chairman
Ronald W. Thiessen
President and Chief Executive Officer
Jeffrey R. Mason
Secretary and Chief Financial Officer

Directors

David J. Copeland
Scott. D. Cousens
T. Barry Coughlan
Robert A. Dickinson
Robert G. Hunter
Jeffrey R. Mason
Ronald W. Thiessen

Gibraltar Mines Ltd.

Tom E. Milner
Chief Operating Officer

Corporate Office and Investor Services

Taseko Mines Limited
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll Free: 1-800-667-2114
E-Mail: info@hdgold.com
Website: www.hdgold.com

Gibraltar Office
Gibraltar Mines Ltd.
P.O. Box 130
McLeese Lake, British Columbia
Canada V0L 1P0
Telephone: (250) 297-6211
Facsimile: (250) 297-6546

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Auditors

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

Transfer Agent

Computershare Trust Company of Canada
400 - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listings

TSX Venture Exchange:	TKO
OTC Bulletin Board:	TKOCF

Share Capitalization
(as at June 30, 2002)

Common Authorized:	100,000,000
Issued:	33,506,813